Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

TEXT PRO LLC
57 Crosswinds Drive
Moultonborough, NH 03254
https://textpro.ai

Up to $1,235,000.00 Convertible Promissory Note.
Minimum Target Amount: $20,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: TEXT PRO LLC
Address: 57 Crosswinds Drive, Moultonborough, NH 03254
State of Incorporation: NH
Date Incorporated: September 21, 2021

Terms:

Convertible Promissory Note

Offering Minimum: $20,000.00 of Convertible Promissory Note.
Offering Maximum: $1,235,000.00 of Convertible Promissory Note.
Type of Security Offered: Convertible Promissory Note.
Note converts to Common Units when the company raises $1,000,000.00 in a qualified equity financing.
Maturity Date: January 13, 2027
Valuation Cap: $7,000,000.00
Discount: 20.0%
Annual Interest Rate: 5.0%
Minimum Investment Amount (per investor): $350.00

Terms of the underlying Security

Underlying Security Name: Common Units

Voting Rights:
One vote per unit.

Material Rights:

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Volume-Based Perks

Level 1 Perk: Invest $350 to get a 5% discount on all purchases for 3 months

Level 2 Perk: Invest $1,000 to get a 7% discount on all purchases for 6 months, and 5% bonus interest rate

Level 3 Perk: Invest $3,500 to get a 10% discount on all purchases for 1 year,10% in bonus interest rate, and Textpro Gold free for 1 year

Level 4 Perk: Invest $10,000 to get a 15% discount on all purchases for 2 years, 15% in bonus interest rate, and Textpro Gold free for 1 year

Level 5 Perk: Invest $30,000 to get a 25% discount on all purchases for 3 years, 20% in bonus interest rate, and Textpro Gold free for 1 year

Level 6 Perk: Invest $50,000 to get a 30% discount on all purchases for 4 years, 25% in bonus interest rate, and Textpro Gold free for 1 year

Level 7 Perk: Invest $100,000 to get a 35% discount on all purchases for 5 years, 30% in bonus interest rate, and Textpro

Gold free for 1 year

These discounts will become available following the closing of the offering. Investors will receive coupon codes to redeem these discounts. For travel-related purchases, including airline tickets, we are unable to provide direct discounts due to restrictions in agreements with airline partners. Instead, we will reward users with equivalent value in points that can be applied to future food orders through our platform.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

TEXT PRO LLC will offer 10% additional bonus interest for all investments that are committed by investors who are eligible for the StartEngine Crowdfunding, Inc. Venture Club Bonus.

Eligible StartEngine convertible note holders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. This means your annual interest rate will be 5.5% instead of 5%.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Textpro is an AI-powered ordering platform accessible through popular messaging apps. It offers a unified interface for various services, including food and grocery delivery, event ticketing, and travel booking.

Textpro operates on a B2C model with hidden markups on transactions for food and grocery delivery, along with sports and concert tickets. For flights and hotels, and in the future, attractions, Textpro will operate on a B2B model with profit sharing. Additionally, Textpro plans to sell anonymized transaction data, monetize sponsorships, and launch a subscription service.

Textpro has a patent pending, with a response from the USPTO anticipated soon, as it has been over 20 months since filing the non-provisional patent.

This pending patent covers a unique parsing mechanism designed to interpret incoming instant messages and accurately determine which service to offer the user. These services include, but are not limited to, food, retail, grocery, and restaurant delivery, as well as sports and concert tickets, and flight and hotel bookings. The CEO is the sole inventor of the patent and plans to assign the patent once granted to the Company.

Competitors and Industry

Textpro operates in the rapidly growing mobile e-commerce but it's most important artificial intelligence industries. If someone knows how to use ChatGPT, they will understand how to use Textpro, while most people who do not know how to use ChatGPT will be tough to market towards.

The target market can be computed by starting with ChatGPT users:

67.7m weekly active ChatGPT users x 83% live in U.S. cities x 33% of incomes = 18.54M people.

Source for ChatGPT users: https://backlinko.com/chatgpt-stats

Source for % in USA living in cities: https://css.umich.edu/publications/factsheets/built-environment/us-cities-factsheet

If each user spends an average of $6,000 per year on Textpro purchases, this is a target market of $111.3B. As ChatGPT grows, so should Textpro's addressable market.

ChatGPT's CAGR is 38.8%, and we expect to grow alongside ChatGPT's rapid adoption.

Source for ChatGPT's CAGR: https://www.ravenpack.com/blog/magic-dust-behind-chatgpt

We believe Textpro is the industry leader in AI-powered ordering from your inbox, offering a seamless and unmatched experience with features that no other service provides. Other players that exist in the space are Grubhub, StubHub, and Expedia.

We believe Textpro is the only place you can order almost anything in your own words on social media and SMS/WhatsApp. It took a third party like Textpro that has no allegiance to any individual app to be able to provide such an amazing service for consumers to order so conveniently.

We believe no direct competitors exist. Textpro provides a one stop shop for users to access major companies like Ticketmaster, Uber Eats, Grubhub, Instacart, Priceline, and almost every major airlines individually.

Current Stage and Roadmap

Textpro has achieved product-market fit by refining its offering based on user feedback, launching a re-engineered 2.0 version after two years of testing and optimizing version 1.0. The service is now live on Instagram DMs, Facebook Messenger, Telegram, WhatsApp, and the Textpro website, complete with ChatGPT-powered ordering.

Through an agreement with Duffel, Textpro earns 7-9% commission on hotel bookings on Priceline. Our streamlined business model enables profitability while offering users points on every order, appealing to a broad audience. Textpro also provides access to sports and concert tickets via Ticketmaster, flights on all major airlines, and meal delivery through Uber Eats, Grubhub, and Toast.

Textpro plans to expand its offerings to include services like attractions. The company is also focused on accelerating user growth through marketing campaigns and promotions.

The Team

Managers

Name: James Parrish

James Parrish's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO and Board Member
  Dates of Service: August, 2021 - Present
  Responsibilities: Manages and delegates programming responsibilities to Senior developers. Manages day-to-day operations, including maintaining bank balances, communicating with Andrew (CFO), and pushing forward any necessary in regards to product enhancements, vetting ideas for growth, and hosting monthly team meetings, and hold the final say in any other important decisions for the company like signing agreements. Depending on the money raised, James plans to receive monthly distributions from the company bank account balance as his pay for running all company operations. He plans to receive a $99,000 annual salary. The threshold for taking a salary is achieving a fundraise of $259,832.

Name: Andrew Tomarchio

Andrew Tomarchio's current primary role is with EQT. Andrew Tomarchio currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: CFO and Board Member
  Dates of Service: August, 2021 - Present
  Responsibilities: Co Founder & CFO of Textpro - responsible for oversight of company financials. Depending on the money raised, Andrew plans to receive monthly distributions from the company bank account balance as his pay for running all company operations. He plans to receive $99,000 annual salary. The threshold for taking a salary is achieving overall fundraising of $457,832.

Other business experience in the past three years:

- Employer: EQT
  Title: Strategic Analyst
  Dates of Service: September, 2023 - Present
  Responsibilities: Part of EQT's Corporate Venturing team, responsible for the group's finance function.

Other business experience in the past three years:

- Employer: Cyclyx
  Title: Finance Business Partner
  Dates of Service: July, 2022 - September, 2023
  Responsibilities: Supported project development efforts (financial modeling and business development). successfully executed FID for the company's first infrastructure project.

Other business experience in the past three years:

- Employer: Agilyx
  Title: Finance Lead
  Dates of Service: May, 2019 - July, 2022
  Responsibilities: Ownership of company corporate model and lead for business development modeling efforts.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of

business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Units in the amount of up to $124,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on

the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Units that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Units we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their

money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
TEXT PRO LLC was formed on September 21, 2021 Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. TEXT PRO LLC has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Potential Dispute with a Former Unpaid Contributor
We previously engaged an individual on an informal trial basis to assist with development work. While no formal agreement was executed and no compensation terms were finalized, the individual has since alleged that he is owed compensation. Although we do not believe this claim has merit and no legal action has been initiated, it is possible that a dispute could arise. Any such dispute, if pursued, could result in reputational damage, legal costs, or distraction of management resources, even if resolved in our favor.

The CEO and CFO currently do not receive salaries but plan to begin receiving compensation upon achieving specific fundraising milestones, which could impact the Company’s financial resources.
As of the date of this offering, the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are not drawing salaries. However, if the Company successfully raises certain amounts of capital, the CEO and CFO intend to begin receiving salaries, which will increase the Company’s operating expenses and reduce funds available for other business purposes. Specifically: The CEO plans to begin receiving an annual salary of $99,000 once the Company has raised at least $259,832 in aggregate funds. The CFO plans to begin receiving an annual salary of $99,000 once the Company has raised at least $457,832 in aggregate funds. There is no assurance that the Company’s future fundraising efforts will be sufficient to support these additional compensation obligations without adversely affecting working capital, growth initiatives, or other operational needs. Investors should be aware that these salary obligations could materially impact the Company’s financial flexibility once triggered.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Member Name	Number of Securities Owned	Type of Security Owned	Percentage
James Parrish	708,100	Common Units	70.81%

The Company's Securities

The Company has authorized Common Units, and Convertible Note - Series CF - 2025.

Common Units

The amount of security authorized is 1,000,000 with a total of 1,000,000 outstanding.

Voting Rights

One vote per unit.

Material Rights

There are no material rights associated with Common Units.

Convertible Note - Series CF - 2025

The security will convert into Common units and the terms of the Convertible Note - Series CF - 2025 are outlined below:

Amount outstanding: $0.00
Maturity Date: January 14, 2027
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $7,000,000.00
Conversion Trigger: $1,000,000.00

Material Rights

Disclosure Regarding Operating Agreement and Convertible Note Conversion

Text Pro LLC (the "Company") is a limited liability company organized under the laws of the State of New Hampshire and is governed by its operating agreement (the "Operating Agreement"). The Operating Agreement establishes the rights, duties, and obligations of the members of the Company, including provisions regarding management, profit and loss allocations, the issuance and transferability of membership units, and other essential aspects of the Company's governance and operations.

By participating in this offering, investors are purchasing a convertible promissory note (the "Convertible Note"), which represents a debt obligation of the Company. As holders of the Convertible Note, investors do not hold an equity interest in the Company and are not parties to the Operating Agreement.

Conversion to Common Units

Upon the occurrence of certain events, as described in the terms of the Convertible Note, the Convertible Note may convert into an equity interest in the Company, specifically into Common Units. Upon conversion, investors will become members of the Company, subject to the terms of the Operating Agreement, as it may be amended from time to time. Membership units issued upon conversion will be uncertificated and represent a proportional interest in the Company's equity.

Joinder to the Operating Agreement

At the time of conversion, investors will be required to execute a joinder agreement or similar document that binds them to the terms and conditions of the Operating Agreement. By doing so, investors will assume all rights and obligations applicable to members of the Company, as outlined in the Operating Agreement. Failure to execute the necessary documentation may result in the forfeiture of the equity interest or other consequences as provided under applicable law or the terms of the Convertible Note.

Availability of Operating Agreement

A copy of the current Operating Agreement is available for review attached in Exhibit F of the Form C materials. Investors are encouraged to carefully review the Operating Agreement and consult with their legal or financial advisors to understand the implications of becoming a member of the Company upon conversion.

Material Terms of the Operating Agreement

Key provisions of the current Operating Agreement include, but are not limited to:

1. Management Structure: The Company is manager-managed, meaning the appointed Manager has exclusive authority over the business, affairs, and operations of the Company. Members do not participate in day-to-day management or operational decision-making.
2. Transferability of Interests: Membership Units are uncertificated and subject to transfer restrictions. Units may not be transferred without the prior written consent of the Manager. This structure helps the Company maintain compliance with securities regulations. The Manager may update transfer policies in the future.
3. Voting Rights: Members generally do not have voting rights on operational matters. In limited circumstances, Members may be asked to vote on significant changes, but routine business decisions remain exclusively with the Manager.
4. No Capital Call Obligations: Members are not required to make additional capital contributions beyond their initial investment. There are no mandatory capital calls under the Operating Agreement.
5. Profit and Loss Allocation: Profits and losses are allocated pro rata based on each Member's ownership of Units relative to the total Units outstanding.
6. Tax Matters: The Company is taxed as a pass-through entity. Members will receive a Schedule K-1 annually to report their share of the Company's income, deductions, and credits on their personal tax returns.

By participating in this offering, investors acknowledge and understand that if the Convertible Note converts to equity, they will be required to join the Company as Members under the Operating Agreement. Investors further acknowledge that their rights and obligations as Members will be governed by the terms of the Operating Agreement, as it may be amended from time to time.

What it means to be a minority holder

As a Convertible Note holder of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

We have NOT made any issuances of securities within the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

We generate revenue already and plan to be cash flow positive in 12-24 months.

Foreseeable major expenses based on projections:

Most expenses will remain constant, with marketing becoming our largest at 29.99% of overall costs. This will focus on a combination of:

1. influencers,

2. social media ad campaigns (mainly TikTok and Instagram), and

3. discounts/promotions.

These efforts will work together, as combining influencers with social media ads is more impactful, especially when influencers use coupon codes to drive engagement.

Future operational challenges:

Our operational challenges include negotiating partnerships with major companies like Pizza Hut or Domino's, which are crucial for profitability. Managing user acquisition costs effectively is another key focus, along with carefully pricing subscriptions to minimize churn.

Future challenges related to capital resources:

By the end of 2026, some API partnerships will expire, giving partners the option to increase prices. Our priority will be to negotiate extensions at the current rates to maintain cost stability.

Future milestones and events:

User Acquisition Goals: Reaching our first 10,000 active users will be a major milestone. This will help to validate our platform's value proposition and set the stage for scaling to broader markets.

AI Optimization: Continued enhancement of our AI algorithms will improve user experience, boosting retention rates and driving word-of-mouth growth.

Future Investment Rounds: A successful Series A funding round will fuel marketing, R&D, and further platform enhancements, propelling us toward exponential growth.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of April 2025, Textpro has capital resources available of $4,882.27 in the form cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Although these funds are not critical to current company operations, we believe the the funds raised through this campaign are an essential requirement in order to deploy user-acquisition strategies and expanding overall company market share.

Primary uses of funds:

- Marketing campaigns

- Ongoing membership fees for API service providers

- Converting additional company management into full-time roles

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not essential to the viability of the company. However, these funds can be considered as an essential part of growth related efforts. Upwards of 30% of funds raised will be allocated to marketing and user-acquisition strategies.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

In the event that Textpro raises the minimum amount of our funding target, we project that we could continue to operate the company, at a larger scale, for roughly one year.

This estimate is based on primary uses of funds listed in the maximum funding goal response; however, we would not be able to convert additional management team members to full-time roles.

How long will you be able to operate the company if you raise your maximum funding goal?

In the event Textpro raises the maximum offering amount, we anticipate the company will be able to operate for a minimum of 2 years. During this 2-year window, Textpro's sole focus will be driving user-acquisition efforts, thus allowing the company to become self-sufficient at a larger scale.

This is primarily based on:

~$26k StartEngine fees

~$40k annual API service fees

~$38k one-time fundraising fees

~$20k annual company regulatory & IP related expenses

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Aside from our existing investor base, Textpro does not currently have alternative capital resources.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Valuation Cap: $7,000,000.00

Valuation Cap Details: Textpro has been operating for a few years and has reached product-market fit based on user feedback. The company recently expanded its product across many different platforms like Instagram and is the only way you can order in your own words on social media. It is easily scalable and is available for sale to a larger company immediately. This funding round is to build leverage for such a sale.

Use of Proceeds

If we raise the Target Offering Amount of $20,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  16.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Operations
  7.0%
  Github, Slack, AWS, Quickbooks, Mailgun, MongoDB, Instagram Verification, Emails, Domains, WIX Premium

- Administrative Fees
  27.5%
  Reporting, accounting, C Corp formation, finalization of non-provisional patent application, optional travel registration (travel insurance)

- API Payments
  44.0%
  MealMe, Duffel, Live Chat

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://textpro.ai (https://textpro.ai/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/textpro

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR TEXT PRO LLC

[See attached]

TEXT PRO LLC DBA TEXTPRO

REVIEWED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2024, AND 2023
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Members of
Text Pro LLC DBA TEXTPRO
Moultonborough, New Hampshire

We have reviewed the accompanying financial statements of Text Pro LLC DBA TEXTPRO (the "Company,"), which comprise the balance sheets as of December 31, 2024, and December 31, 2023, and the related statements of operations, statements of members' equity, and cash flows for the year ending December 31, 2024 and December 31, 2023, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

April 10, 2025
Los Angeles, California

TEXT PRO LLC DBA TEXTPRO
BALANCE SHEETS
(UNAUDITED)

As of December 31,	2024	2023
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 1,065	$ 261
Prepaids and Other Current Assets	4,267	5,162
Total Current Assets	**5,332**	**5,423**
Intangible Assets	45,665	48,033
Total Assets	**$ 50,997**	**$ 53,456**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Total Liabilities	-	-
MEMBERS' EQUITY		
Members' Equity	50,997	53,456
Total Members' Equity	**50,997**	**53,456**
Total Liabilities and Members' Equity	**$ 50,997**	**$ 53,456**

See accompanying notes to financial statements.

TEXT PRO LLC DBA TEXTPRO

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	2024	2023
(USD $ in Dollars)		
Net Revenue	$ 17,132	$ 4,865
Cost of Goods Sold	19,467	4,557
Gross Profit/ (Loss)	**(2,335)**	**308**
Operating Expenses		
General and Administrative	17,768	38,315
Sales and Marketing	1,344	417
Total Operating Expenses	**19,112**	**38,732**
Net Operating Loss	**(21,447)**	**(38,424)**
Interest Expense	-	-
Other Loss/(Income)	-	-
Loss Before Provision for Income Taxes	**(21,447)**	**(38,424)**
Provision/(Benefit) for Income Taxes	-	-
Net Loss	**$ (21,447)**	**$ (38,424)**

See accompanying notes to financial statements.

(in , $US)		Members' Equity
Balance—December 31, 2022	**$**	**38,517**
Capital Contribution		53,363
Net Loss		(38,424)
Balance—December 31, 2023	**$**	**53,456**
Capital Contribution		18,988
Net Loss		(21,447)
Balance—December 31, 2024	**$**	**50,997**

See accompanying notes to financial statements.

TEXT PRO LLC DBA TEXTPRO

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,		2024		2023
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Loss	$	(21,447)	$	(38,424)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities				
Amortization of Intangibles Assets		10,368		8,768
Changes in operating assets and liabilities:				
Prepaids and Other Current Assets		895		(920)
Net Cash Used In Operating Activities		**(10,184)**		**(30,576)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Intangible Assets		(8,000)		(24,175)
Net Cash Used in Investing Activities		**(8,000)**		**(24,175)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		18,988		53,363
Net Cash Provided by Financing Activities		**18,988**		**53,363**
Change in cash and cash equivalents		**804**		**(1,388)**
Cash and cash equivalents—beginning of year		261		1,649
Cash and cash equivalents—end of year	**$**	**1,065**	**$**	**261**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATION

Text Pro LLC DBA TEXTPRO was formed on September 21, 2021, in the state of New Hampshire. The financial statements of Text Pro LLC DBA TEXTPRO (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Moultonborough, New Hampshire.

Textpro is a premium, messaging-based platform that simplifies bookings and orders across travel, events, dining, and more—all through a single text, with no login or app required. With access to over 1 million stores, 12,000 venues, 300,000 hotels via Priceline, and 300 airlines, it brings a wide range of services into one seamless experience. Subscribers benefit from personalized support, exclusive discounts, and a fast, intuitive way to manage their plans through simple text communication.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents
Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2024, and 2023, the Company's cash & cash equivalents did not exceed FDIC-insured limits.

Intangibles
The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefited, not to exceed the patent life, which may be as long as 10 years.

The Company incurs internal use software development costs. Accordingly, the Company expenses all costs that relate to the planning and post-implementation phases. Additionally, the Company markets certain of its software applications to new and existing customers. These costs are capitalized upon reaching technological feasibility, with all costs incurred prior to this stage being expensed as incurred. Enhancements that improve the functionality of existing market-ready applications are also capitalized. Marketed software costs are amortized over their useful life, not exceeding five years.

Impairment of Long-Lived Assets
Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2024, and 2023.

Revenue Recognition

The Company recognizes revenue when it satisfies a performance obligation by transferring promised services to a customer in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. In accordance with Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers, the Company follows a five-step model to determine the proper timing and amount of revenue recognition: (1) identification of the contract with the customer, (2) determination of the performance obligations, (3) determination of the transaction price, (4) allocation of the transaction price to the performance obligations, and (5) recognition of revenue when or as each performance obligation is satisfied.

Revenue is recognized at the point in time when the Company fulfills its obligation to facilitate a customer's order, booking, or reservation through its messaging-based platform. This typically occurs when the transaction is confirmed, and the customer receives a booking confirmation or order acknowledgment from the underlying service provider. Revenue primarily consists of service fees, commissions, or other consideration received from partners (e.g., stores, venues, travel and hospitality providers) upon successful transaction completion.

Textpro does not take possession of the goods or services being purchased and acts solely as an intermediary platform. Accordingly, revenue is recognized on a net basis, representing the amount retained for its facilitation services.

Income Taxes

The Company has been organized as a limited liability company and has elected to be taxed as a partnership, which is not a tax-paying entity for federal income tax purposes and therefore, no provision for federal income taxes is reflected in its records. The income or loss of the limited liability company is passed through to the members and reported on their individual income tax returns.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses) approximates fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and December 31, 2023, amounted to $1,344 and $417, which are included in sales and marketing expenses.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements, to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 10, 2025, which is the date the financial statements were available to be issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following:

As of December 31,	2024	2023
Prepaid expenses	$ 4,267	$ 5,162
Total Prepaids and other current asset	**$ 4,267**	**$ 5,162**

4. INTANGIBLE ASSETS

Intangible assets consist of the following:

As of Year Ended December 31,	2024	2023
Software Development	$ 45,361	37,361
Patent	19,440	19,440
Intangible assets, at cost	**64,801**	**56,801**
Accumulated amortization	(19,136)	(8,768)
Intangible assets, Net	**$ 45,665**	**$ 48,033**

Amortization expense for the years ended December 31, 2024, and 2023 was $10,368 and $8,768, respectively.

Estimated annual amortization expense subsequent to December 31, 2024, is as follows:

Period	Amortization Expense
2025	$ 10,368
2026	10,368
2027	10,368
2028	10,368
Thereafter	4,192
Total	**$ 45,665**

5. EQUITY

The ownership percentages of the members are as follows:

Member's name	Ownership percentage
James Parrish	70.81%
Andrew Tomarchio	9.50%
Michael Short	6.04%
Kyle Slachta	6.00%
Steven Haddock	4.25%
Others	3.40%
TOTAL	**100.00%**

Ownership, Voting Rights, and Management
Text Pro LLC DBA TEXTPRO is a single-member, manager-managed limited Liability Company formed under the laws of the State of New Hampshire. All voting rights and decision-making authority reside solely with the Member and Manager, James D. Parrish, who holds 100% of the ownership interest in the Company. As Manager, Mr. Parrish has full and exclusive authority to manage, conduct, and operate the business and affairs of the LLC, including entering into contracts, hiring personnel, and handling financial obligations.

Distributions and Dividends
Distributions of net profits are made at the discretion of the Manager and allocated entirely to the sole Member in accordance with their capital interest. The Member is not entitled to any distributions except as expressly provided in the Operating Agreement, typically upon the liquidation of the Company.

Transfer of Interest

Membership interests are non-transferable without the unanimous written consent of all Members (currently applicable only to the sole Member). Any attempted assignment without such consent is considered null and void.

6. CONTINGENCIES AND COMMITMENTS

Contingencies
The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims
From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2024, and December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7. RELATED PARTY TRANSACTIONS

There are no related party transactions as of December 31, 2024.

8. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $21,447, an operating cash flow loss of $10,184 and liquid assets in cash of $1,065, which is less than a year's worth of cash reserves as of December 31, 2024. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

start engine

OVERVIEW ABOUT TERMS UPDATES REWARDS DISCUSSION INV

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GET A PIECE OF TEXTPRO

Your AI Concierge

Textpro aims to transform the way people order goods and services by offering a seamless, app-less platform accessible via popular messaging apps like WhatsApp, Facebook Messenger, and Telegram. Textpro is poised to make a significant impact on the mobile e-commerce and AI-driven transaction markets.

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Invest Now

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



TEXTPRO
Your AI Concierge
1M Stores • 12K Venues • 300 Airlines • Priceline

Invest Now
5.0% Interest Rate

MIN INVEST $350

VALUATION CAP $7M

REASONS TO INVEST

- Textpro eliminates the hassle of multiple apps with an AI-driven platform that lets users order goods and services seamlessly through messaging apps, saving time and enhancing convenience.
- Led by a seasoned team with expertise in AI and tech innovation, Textpro has successfully delivered services from platforms such as Uber Eats, Ticketmaster, JetBlue, and Priceline, showcasing our ability to integrate and provide exceptional user solutions.
- Textpro's low fixed costs and scalable platform make it uniquely positioned for expansion across multiple industries. Its ease of asset transfer and strong appeal as a strategic acquisition target for leaders in tech, travel, and delivery underscore its value.

TEAM



James Parrish • CEO and Board Member

James Parrish, the visionary behind Textpro, combines years of expertise in AI, app development, and e-commerce innovation. With a proven track record of creating seamless customer experiences, James leads Textpro with a mission to revolutionize the ordering process. His leadership has driven significant sales growth and secured key contracts, providing access to industry leaders such as Uber Eats, Ticketmaster, Jetblue, and Priceline.

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Andrew Tomarchio • CFO and Board Member

Andrew oversees all financial responsibilities, including fundraising, investment inquiries, and generating financial reports that drive informed decision-making. He also assists with day-to-day operations as needed to ensure Textpro's financial strategy aligns uniformly with the company's growth and objectives.

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Kyle Slachta • Senior Developer

Kyle Slachta is the technical powerhouse behind Textpro's cutting-edge platform. His expertise in software development and AI integration has been pivotal in creating a seamless, user-friendly interface that allows customers to order effortlessly across messaging platforms.

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Steven Haddock • Developer

Steven, the visionary behind Textpro's ChatGPT integration, combines programming expertise with strategic insight to optimize API connections across various platforms. He ensures the product's technical infrastructure is not only robust but also strategically aligned for market success. His role includes ongoing collaboration on API development and updates to maintain flawless functionality across all services.

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Mor Makhluf Parrish • Head of Marketing

Mor Makhluf, a marketing expert with extensive experience in consumer engagement and digital branding, has been instrumental in positioning Textpro as a market leader. With a focus on strategic growth and user acquisition, Mor ensures Textpro connects with its target audience effectively.

Read Less

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THE PITCH

Textpro aims to transform mobile e-commerce with a seamless, app-less ordering platform powered by AI. Accessible via messaging apps like WhatsApp and Instagram, it is designed to eliminate the hassle of multiple apps. With $15.8K in revenue and strategic offerings like Uber Eats, Ticketmaster, JetBlue, and Priceline, Textpro is positioned to capture part of the $111.3B AI ordering market. Backed by an experienced team and a scalable foundation, Textpro is poised to continue growing and refining our operations.



Order smarter, faster, simpler.
Effortlessly fast
Say goodbye to app-juggling order in seconds.
One-stop simplicity
ALL
Access all your services in one easy platform.
Rewarding every order
Earn points on every purchase and use them across services.
Built for you
Works seamlessly with your favorite messaging apps.
3:39
textproai
Business chat
Get ready to indulge in McDonald's delicious offerings! Explore the menu and savor your favorites. Please proceed to the payment link below to complete your purchase.
https://app.textproai.com/674e14e887706c0acbf1a89b
Textpro
Web site created using create-react-app
Hey I'm looking for some McDonald's
Your McDonald's order is confirmed and on its way. Hang tight!
Message...

THE PROBLEM & OUR SOLUTION

The Problem

Consumers struggle to manage orders across platforms due to:

- **Fragmented User Experience:** Multiple apps, logins, and notifications create inefficiency.
- **Lack of Centralized Rewards:** Users can't earn or use loyalty points across services.
- **Limited Accessibility:** Dependence on specific apps restricts ease of use.

This disjointed system wastes time, causes frustration, and reduces efficiency in managing orders for food, tickets, travel, and more.

Our Solution

Textpro offers a centralized, app-less platform powered by AI, solving these issues with:

- **Unified Experience:** Accessible via messaging apps like WhatsApp and Instagram, eliminating the need for multiple apps, while retaining rewards all in one place.
- **Smart AI Integration:** Personalized assistance provides faster, tailored recommendations.
- **Strategic Offerings:** Facilitates purchasing of services including, but not limited to, Jetblue flights, Priceline bookings, Uber Eats deliveries and Ticketmaster tickets to enhance convenience.

This seamless, friction-free platform transforms mobile e-commerce by saving time, increasing accessibility, and delivering value.

Textpro's Solutions

Benefits	Solution
Time Efficiency	✓
Unified Platform	✓
Rewards Program	✓
Ease of Access	✓
AI-Powered Personalization	✓

THE MARKET & OUR TRACTION

The Market

Textpro caters to users already familiar with ChatGPT, which boasts 67.7MM weekly users, many of whom are eager to leverage ChatGPT for ordering goods and services. By targeting high-income urban demographics, Textpro aims to expand ChatGPT's utility into the e-commerce space. Specifically, Textpro focuses on the top 33% of income earners in urban areas across the United States, representing an estimated 18.54MM people. This addressable market is valued at $111.3B annually, fueled by the growing adoption of ChatGPT-like AI solutions. As artificial intelligence continues to transform user experiences, Textpro stands out with its app-less platform, which is designed to meet this rising demand.

Our Traction

Textpro has grown revenue to $15.8K. With access to over 1MM restaurants and grocers, 12K venues, more than 300 airlines, and commissions from Priceline's suite of hotels, Textpro has streamlined its business model to prioritize profitability.

WHY INVEST

Why Invest in Textpro?

By investing in Textpro, you'll join our journey to change mobile e-commerce through an AI-powered, app-less platform. Your support will enable platform enhancements, expand our offerings, and drive user acquisition to target a share of the growing $196.6B artificial intelligence market. Join us in creating the future of seamless ordering and making everyday transactions effortless.

ABOUT

HEADQUARTERS
57 Crosswinds Drive
Moultonborough, NH 03254

WEBSITE
View Site

Textpro aims to transform the way people order goods and services by offering a seamless, app-less platform accessible via popular messaging apps like WhatsApp, Facebook Messenger, and Telegram. Textpro is poised to make a significant impact on the mobile e-commerce and AI-driven transaction markets.

TERMS

TEXTPRO

Overview

INTEREST RATE
5.0%

VALUATION CAP
$7M

MATURITY DATE
Jan 13, 2027

FUNDING GOAL
$124K - $124K

Breakdown

MIN INVESTMENT
$350

OFFERING TYPE
Convertible Notes

DISCOUNT
20.0%

TYPE OF EQUITY
Common Units

CONVERSION TRIGGER
$1,000,000

SEC Recent Filing

Offering Circular

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$50,997	$53,456
Cash & Cash Equivalents	$1,065	$261
Accounts Receivable	$0	$0
Short-Term Debt	$0	$0
Long-Term Debt	$0	$0
Revenue & Sales	$17,132	$4,865
Costs of Goods Sold	$19,467	$4,557
Taxes Paid	$0	$0

Net Income	-$21,447	-$38,424

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

A convertible note offers you the right to receive Common Units in TEXTPRO. The amount of Common Units you will receive in the future will be determined at the next equity round in which the Company raises at least $1,000,000.00 in a qualified equity financing. The highest conversion price per security is set based on a $7,000,000.00 Valuation Cap or if less, then you will receive a 20.00% discount on the price the new investors are paying. You also receive 5.00% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Common Units equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Volume-Based Perks

Level 1 Perk: Invest $350 to get a 5% discount on all purchases for 3 months

Level 2 Perk: Invest $1,000 to get a 7% discount on all purchases for 6 months, and 5% bonus interest rate

Level 3 Perk: Invest $3,500 to get a 10% discount on all purchases for 1 year,10% in bonus interest rate, and Textpro Gold free for 1 year

Level 4 Perk: Invest $10,000 to get a 15% discount on all purchases for 2 years, 15% in bonus interest rate, and Textpro Gold free for 1 year

Level 5 Perk: Invest $30,000 to get a 25% discount on all purchases for 3 years, 20% in bonus interest rate, and Textpro Gold free for 1 year

Level 6 Perk: Invest $50,000 to get a 30% discount on all purchases for 4 years, 25% in bonus interest rate, and Textpro Gold free for 1 year

Level 7 Perk: Invest $100,000 to get a 35% discount on all purchases for 5 years, 30% in bonus interest rate, and Textpro Gold free for 1 year

These discounts will become available following the closing of the offering. Investors will receive coupon codes to redeem these discounts. For travel-related purchases, including airline tickets, we are unable to provide direct discounts due to restrictions in agreements with airline partners. Instead, we will reward users with equivalent value in points that can be applied to future food orders through our platform.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

TEXT PRO LLC will offer 10% additional bonus interest for all investments that are committed by investors who are eligible for the StartEngine Crowdfunding, Inc. Venture Club Bonus.

Eligible StartEngine convertible note holders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. This means your annual interest rate will be 5.5% instead of 5%.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative.

ALL UPDATES

04.17.25

170 StartEngine Followers

Thank you for following Textpro!

We have officially crossed 170 followers!

Please let me know if you have any questions about our company by emailing me at jparrish@textpro.ai

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

04.15.25

Notice of Material Change in Offering

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the TEXTPRO offering. Here's an excerpt describing the specifics of the change:

Issuer is extending their campaign end date to April 30th, 2025.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

04.03.25

$118k Raised

Thank you to everyone has followed or invested so far. We officially hit $118k raised!

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

04.02.25

17 Investors

As of today, we have welcomed 17 investors to our campaign.

Please note that the number of investors is subject to change as the campaign progresses

Thank you!

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

03.31.25

130 StartEngine Followers

We have officially reached 130 followers - thank you for following Textpro!

Please let me know if you have any questions about our company by emailing me at jparrish@textpro.ai .

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

03.31.25

$112K Raised

Thank you to everyone has followed or invested so far. We officially hit $112k raised!

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

03.27.25

110 StartEngine Followers

We have officially reached 110 followers - thank you for following Textpro!

Please let me know if you have any questions about our company by emailing me at jparrish@textpro.ai .

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

03.25.25

$98k Raised

Thank you to everyone has followed or invested so far. We officially hit $98k!

We are seeking to reach the $124k in the next couple weeks.

Until then, please help us accomplish our goal by spreading the word about Textpro, or investing if you haven't already done so!

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

03.21.25

100 Followers

Thank you for following Textpro...

We have officially crossed 100 followers!

Please let me know if you have any questions about our company by emailing me at jparrish@textpro.ai .

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

03.07.25

IP Update

Textpro Followers and Investors,

We have received the first communication from the USPTO. They asked how to view the claims and we responded by informing them to inspect our claims as Computerized, which is more specific and stands a greater chance of success for the overall patent.

We anticipate that we will continue to hear back from the USPTO periodically, but the exact timeline is uncertain.

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Show More Updates

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign reward.

10% **Stack Venture Club & Rewards!**
Members get an extra 10% interest rate in addition to rewards below!

Venture Club

Venture Club Members earn 10% bonus interest rate on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$350

Level 1 Perk:

Invest $350 to get a 5% discount on all purchases for 3 months

Select

$1,000

Level 2 Perk:

Invest $1,000 to get a 7% discount on all purchases for 6 months, and 5% bonus interest rate

Select

$3,500

Level 3 Perk:

Invest $3,500 to get a 10% discount on all purchases for 1 year, 10% in bonus interest rate, and Textpro Gold free for 1 year

Select

$10,000

Level 4 Perk:

Invest $10,000 to get a 15% discount on all purchases for 2 years, 15% in bonus interest rate, and Textpro Gold free for 1 year

Select

$30,000

Level 5 Perk:

Invest $30,000 to get a 25% discount on all purchases for 3 years, 20% in bonus interest rate, and Textpro Gold free for 1 year

Select

$50,000

Level 6 Perk:

Invest $50,000 to get a 30% discount on all purchases for 4 years, 25% in bonus interest rate, and Textpro Gold free for 1 year

Select

$100,000

Level 7 Perk:

Invest $100,000 to get a 35% discount on all purchases for 5 years, 30% in bonus interest rate, and Textpro Gold free for 1 year

Select

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HOW INVESTING WORKS

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How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

When will I receive my shares?

At the close of an offering, all investors whose funds have "cleared" by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE PRIMARY LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE,"

“INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. Note Subscription.

(a) The undersigned (“Subscriber”) hereby subscribes for and agrees to purchase a Convertible Note (the “Securities”), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%%, %%COMPANY_TYPE%% (the “Company”), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%% (the "Oversubscription Offering"). Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by Bryn Mawr Trust Company (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in on the signature page attached hereto below and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by Subscriber reflected on the books and records of the Company (reflected either (i) under Subscriber's name or (ii) under StartEngine Primary LLC as nominee) as recorded by StartEngine Secure, LLC (an SEC registered Transfer Agent service operated by StartEngine Crowdfunding, Inc.) or other SEC registered transfer agent as designated by the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF or (iii) under StartEngine Primary LLC as custodian) as recorded by StartEngine Secure, LLC (an SEC registered Transfer Agent service operated by StartEngine Crowdfunding, Inc.).

(c) Special provisions for cryptocurrency payments**.** Notwithstanding Section 2(b), cryptocurrency payments will be received by the Escrow Agent from the undersigned and converted to U.S. dollars once per day. Once converted to U.S. dollars, the undersigned will be subscribed for the number of Securities he is eligible to receive based upon the investment value in U.S. dollars (the "Final Investment Amount"). Subscriber understands that the Final Investment Amount will be determined following the exchange of the cryptocurrency to U.S. dollars at the current exchange rate, minus the Digital Asset Handling Fee of the Escrow Agent. Cryptocurrency payments received at any time other than business hours in New York City (9:00am to 4:00pm Eastern Time, Monday through Friday) will be converted to U.S. dollars on the next business day. Subscriber further understands and affirms that Subscriber will be subscribed for the Securities equalling one-hundred percent (100%) of the Final Investment Amount. In the event that the Final Investment Amount exceeds the annual limit for the Subscriber, or that the Final Investment Amount exceeds the number of Securities available to the Subscriber, Subscriber will be refunded the amount not applied to his subscription. Any refunds, including those for cancelled investments, will be made only in the same cryptocurrency used for the initial payment and will be refunded to the same digital wallet address from which the initial payment was made.

(d) Transfers upon challenged transactions. In the event Subscriber challenges the payment of any amount hereunder for any reason or by any means, including but not limited to through a credit card dispute resolution process, and receives reimbursement of any amount after the Securities are issued, Subscriber agrees that it consents to the transfer of the Securities relating to such challenge to StartEngine Primary LLC or any affiliate thereof and hereby instructs the Company that such transfer be made to the order of StartEngine Primary LLC without any further action by Subscriber or the payment of any fee therefor.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business. Notwithstanding the foregoing, the Company represents and agrees that it will comply with the shareholder communications, notice and proxy provisions of %%STATE_INCORPORATED%%.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(d) Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at December 31, 2023, and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions.

All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

(i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

(ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Revisions to Manner of Holding.

Subscriber understands that as a condition to investment in the Securities, the undersigned may be required to establish an account with StartEngine Primary LLC, and that the Securities will be recorded on the books of the Company as being held by StartEngine Primary LLC, as "Nominee" in omnibus as legal holder of record of the Securities. Subscriber will appear on the books of the Nominee as the beneficial owner of the Securities. Subscriber agrees that in the event Subscriber does not provide information sufficient to effect such arrangement in a timely manner, the Company may repurchase the Securities at a price to be determined by the board of directors of the Company (the "Board of Directors"). Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber agrees that as a condition to investment in the Securities, in the event StartEngine Primary LLC finalizes its custodial requirements in the future, Subscriber consents to StartEngine Primary LLC holding the securities as custodian (the "Custodian"), and any arrangements necessary to effect such manner of holding. The Securities will be recorded on the books of the Company as being held by the Custodian in omnibus as legal holder of record of the securities. The undersigned will appear on the books of the Custodian as the beneficial owner of the Securities.

6. Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS,

RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to: %%ADDRESS_OF_ISSUER%%

If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

10. Joinder to Operating Agreement. By subscribing to the Offering and executing this Subscription Agreement, Subscriber acknowledges and agrees that in the future, upon the conversion of the Convertible Note into Common Units (or other equity interests), Subscriber may be required to join as a party designated as a "Member" to the Limited Liability Company Agreement of Text Pro LLC (the "Operating Agreement"), as entered into by and among the Company and its members. Such joinder will become effective at the time of conversion and the Company's acceptance of the Subscription. Any notice required or permitted to be given to Subscriber under the Operating Agreement shall be given to Subscriber at the address provided with Subscriber's subscription. Subscriber confirms that they have reviewed the Operating Agreement attached to the Form C Offering Document, and, if required to join, will be bound by its terms as a party designated as a Member thereunder.

[*SIGNATURE PAGE FOLLOWS*]

%%NAME_OF_ISSUER%%
SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a) The aggregate purchase price for the Convertible Notes the undersigned hereby irrevocably subscribes for is:	%%VESTING_AMOUNT%%

(b) The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

%%SUBSCRIBER_SIGNATURE%%
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

Date %%NOW%%.

* * * * *

This Subscription is accepted on %%NOW%%.	%%NAME_OF_ISSUER%% By: %%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

CONVERTIBLE PROMISSORY NOTE
SERIES 2025 - CF

$%%VESTING_AMOUNT%% %%NOW%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on StartEngine Primary LLC (collectively, the "Investors").

1. Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on January 14, 2027 (the "Maturity Date").

2. Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of %%INTEREST_RATE%% % per annum or the maximum rate permissible by law, whichever is less.

Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

3. Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its Common Units to investors (the "**Equity Investors**") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Common Units resulting in gross proceeds to the Company of at least $1,000,000.00 (excluding the conversion of the Notes and any other debt) (a "**Qualified Financing**"), then it converts into Common Units at conversion price equal to the lesser of (i) 80%of the per share price paid by the Investors or (ii) the price equal to the quotient of $7,000,000.00 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Common Units of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "**Sale of the Company**" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; *provided, however*, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4. Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Common Units at a price per security equal to the quotient of $7,000,000.00 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes) as soon as reasonably practicable following the Maturity Date.

5. Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

6. Prepayment. The Company may not prepay this Note prior to the Maturity Date without the written consent of 51% in interest of the Investors.

7. Default. In the event of any **"Event of Default"** hereunder, the Convertible Notes shall accelerate and all principal and unpaid accrued interest shall become due and payable. Each of the following shall constitute an "**Event of Default**", provided, however that the 51% of the interest of Investors may waive any Event of Default as set forth:

a) The Company's failure to pay when due any amount payable by it hereunder and such failure continues uncured for 10 business days.

b) The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues uncured for 10 business days.

c) Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.

d) The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.

e) The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.

f) The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.

g) Any representation or warranty made by the Company under the Convertible Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

8. Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

9. Governing Law. This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%%

residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

10. Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

11. Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of investors.

12. Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

13. Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

%%NAME_OF_ISSUER%%:
By: ____%%ISSUER_SIGNATURE%%____
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%

Investor:
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

[Remainder of page left blank]

FIRST AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF TEXT PRO LLC

THIS FIRST AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT (this "**Agreement**") of Text Pro LLC, a New Hampshire limited liability company (the "**LLC**") is entered into as of April 29, 2025, by and between the LLC, the parties listed on the signature page hereto (the "**Initial Members**"), and any Person who, after the date hereof, becomes a Member in accordance with the terms and conditions of this Agreement (collectively, the "**Members**") with reference to the following facts:

A. The LLC was formed by filing a Certificate of Formation with the New Hampshire Secretary of State on or about September 30, 2021, pursuant to the New Hampshire Limited Liability Company Act, RSA 304-C (the "**Act**").

B. The respective number of Units of the Initial Members of the LLC are set forth on Exhibit A attached hereto and incorporated into this Agreement by reference.

C. The Initial Members desire to adopt and approve this Agreement as the LLC's operating agreement.

1. Name of LLC: The name of the LLC is: Text Pro LLC

2. Business of LLC: Nature, Purposes and Powers.

   (a) The primary purpose of the business of the LLC is to engage in the following business activities:

      (i) To develop and market software applications, including but not limited to text processing applications; and to

      (ii) Engage in any other business activity that is lawful for the LLC to pursue.

   (b) The LLC shall be Manager-managed. All decisions respecting any matter set forth herein or otherwise affecting or arising out of the conduct of the business of the LLC shall be made by the Manager. The Manager shall have the exclusive right and full authority to manage, conduct and operate the LLC's business. Specifically, but not by way of limitation, the Manager shall be authorized, for and on behalf of the LLC:

      (i) to borrow money, to issue evidences of indebtedness and to guarantee the debts of others for whatever purposes they may specify, whether or not related to the LLC or the LLC's assets, and, as security therefore, to mortgage, pledge or otherwise encumber the assets of the LLC;

(ii) to cause to be paid on or before the due date thereof all amounts due and payable by the LLC to any person or entity;

(iii) to employ such agents, employees, managers, accountants, attorneys, consultants and other persons necessary or appropriate to carry out the business and affairs of the LLC, whether or not any such persons so employed or are affiliated or related to any Member and/or to any Manager, and to pay such fees, expenses, salaries, wages and other compensation to such persons as the Manager shall in his sole discretion determine;

(iv) to pay, extend, renew, modify, adjust, submit to arbitration, prosecute, defend or compromise, upon such terms as he may determine and upon such evidence as he may deem sufficient, any obligation, suit, liability, cause of action or claim, including taxes, either in favor of or against the LLC;

(v) to pay any and all fees and to make any and all expenditures which the Manager, in his discretion, deems necessary or appropriate in connection with the organization of the LLC, and the carrying out of its obligations and responsibilities under this or any other Agreement;

(vi) to cause the LLC's property to be maintained and operated in a manner which satisfies in all respects the obligations imposed with respect to such maintenance and operation by law, by any mortgages encumbering such property from time to time and by any lease, agreement or rental arrangement pertaining to such property;

(vii) to cause necessary and proper repairs to be made and supplies necessary for the proper operation, maintenance and repair of the LLC's property to be obtained;

(viii) to lease, sell, finance or refinance all or any portion of the LLC's property, whether real property or personal property;

(ix) to take any action of any nature whatsoever necessary to offer and sell membership interests in the LLC, including without limitation, the qualification or registration of such interests under applicable federal and state securities laws;

(x) to convert the LLC into a corporation or into any other business entity, in any jurisdiction in the United States, whether by conversion, merger, or otherwise;

(xi) to effect a restructuring of the LLC, including, but not limited to, assigning all LLC interests to a parent company or holding company and converting the interests of the LLC's Members into interests in such holding company or parent company;

(xii) to designated officer positions for the LLC and to appoint officers of the LLC to serve at the pleasure of the Manager; and

(xiii) to exercise all powers and authority granted by the Act to managers, except as otherwise specifically provided in this Agreement.

(c) The Manager is authorized to execute on behalf of the LLC any documents to be filed with the Secretary of State of the State of New Hampshire.

(d) The Manager shall be: James D. Parrish.

(e) The Manager may be removed at any time, with or without cause, by the Members holding at lease Eighty Percent (80%) of the Units. The Manager may resign at any time by delivering a written notice of resignation to the LLC, which resignation shall be effective upon receipt thereof unless it is specified to be effective at some other time.

3. Other Organizational Matters

(a) Initial Registered Office and Registered Agent. The registered office of the LLC shall be located at 57 Crosswinds Drive, Moultonborough, NH 03254, and the name of the initial registered agent for the LLC is James D. Parrish, 57 Crosswinds Drive, Moultonborough, NH 03254. The Manager may, from time to time, and at any time, change the registered office and registered agent of the LLC.

(b) Agent for Service of Process. The name and address of the resident agent for service of process for the LLC is James D. Parrish, 57 Crosswinds Drive, Moultonborough, NH 03254. The Manager may, from time to time, and at any time, change the registered office and registered agent of the LLC.

(c) Term of the LLC. The term of the LLC commenced upon the date of the acceptance of a Certificate of Formation to be filed in the Office of the Secretary of State of the State of New Hampshire and shall continue until the LLC is terminated by agreement of the Members.

4. Members

(a) Members. The names, mailing addresses, and number of Units held by each Member is set forth on Exhibit A attached hereto (the "**Members Schedule**"). The Manager shall maintain and update the Members Schedule upon the issuance or transfer of any membership interest to any new or existing Member in accordance with this Agreement.

(b) Capital Contributions.

(i) The Members have contributed to the LLC the amounts, in the form of cash, property, services, or a promissory note or other obligation (as such amounts may be amended herein from time to time, the "**Capital Contributions**") set out in the Members Schedule. No Member is required to make additional Capital Contributions to the LLC.

(ii) The LLC shall establish and maintain for each Member a separate capital account (a "**Capital Account**") on its books and records in accordance with the Internal Revenue Code of 1986, as amended (the "**Code**") and the applicable regulations promulgated thereunder. To the extent consistent with the Code, there shall be credited to each Member's capital account the amount of any contribution of capital made by such Member to the LLC, and such Member's share of the net profits of the LLC, and there shall be charged against such Member's capital account the amount of all distributions to such Member, and such Member's share of the net losses of the LLC. In the event of a transfer of any Units in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred Units.

(iii) No Member shall be entitled to withdraw any part of its Capital Account or to receive any distribution from the LLC, except as otherwise provided in this Agreement. No Member shall be entitled to receive interests on its capital contributions.

(iv) The Members shall have no liability for the losses, debts and obligations of the LLC, and each Member's liability for the losses, debts and obligations of the LLC shall be limited to such Member's capital contributions. If any Member shall have a deficit balance in such Member's Capital Account, such Member shall have no obligation, during the term of the LLC or upon dissolution or liquidation thereof, to restore such negative balance or make any Capital Contributions to the LLC by reason thereof, except as may be required by applicable law or in respect of any negative balance resulting from a withdrawal of capital or dissolution in contravention of this Agreement. The failure of the LLC to observe any formalities or requirements relating to exercise of its powers or management of its business or affairs under this Agreement or the Act shall not be grounds for imposing personal liability on the Members or the Manager for liabilities of the LLC.

(c) Meetings.

(i) Meetings of the Members may be called by the Manager.

(ii) Written notice stating the place, date, and time of the meeting and, in the case of a meeting of the Members not regularly scheduled, describing the purposes for which the meeting is called, shall be delivered not fewer than 10 days and not more than 30 days before the date of the meeting to each Member, by or at the direction of the Manager. The Members may hold meetings at the LLC's principal office or at such other place, as the Manager may designate in the notice for such meeting.

(iii) Any Member may participate in a meeting of the Members by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(iv) On any matter that is to be voted on by the Members, a Member may vote in person or by proxy, and such proxy may be granted in writing, by means of electronic transmission, or as otherwise permitted by applicable law.

(v) The business to be conducted at such meeting need not be limited to the purpose described in the notice and can include other business to be conducted by the Members; *provided*, that the Members shall have been notified of the meeting in accordance with this Agreement. Attendance of a Member at any meeting shall constitute a waiver of notice of such meeting, except where a Member attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

(vi) A quorum of any meeting of the Members shall require the presence, whether in person or by proxy, of the Members holding a majority of the Units. Subject to Section 4(d), no action may be taken by the Members unless the appropriate quorum is present at a meeting.

(vii) Subject to Section 4(d), no action may be taken by the Members at any meeting at which a quorum is present without the affirmative vote of the Members holding a majority of the Units; *provided* that, if a different percentage of Units is required under this Agreement or by applicable law to take such action, then the affirmative vote of Members holding such different percentage of Units shall be required.

(d) Action Without a Meeting. Notwithstanding the provisions of **Error! Reference source not found.**this Agreement, any matter that is to be voted on, consented to, or approved by Members may be taken without a meeting, without prior notice, and without a vote if consented to, in writing or by electronic transmission, by a Member or Members holding not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which each Member entitled to vote on the action is present and votes. A record shall be maintained by the Manager of each such action taken by written consent of a Member or Members.

(e) Proxy. Each Member hereby appoints the Manager, or his or her successor, as the Member's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this Section 4(e) and on behalf of the Member, (i) vote all Units, (ii) give and receive notices and communications, (iii) execute any instrument or document that the Manager determines is necessary or appropriate in the exercise of its authority under this Section 4(e), and (iv) take all actions necessary or appropriate in the judgment of the Manager for the accomplishment of the foregoing. The parties agree that the proxy and power granted by each Member pursuant to this Section 4(e) are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power will survive the death, incompetency and disability of the Member.

(f) Units. The membership interests of the LLC shall be divided into units (each, a "**Unit**," and collectively, "**Units**). Each Unit represents the same proportionate interest in the total membership interests of the LLC for all purposes under this Agreement. The Manager is authorized to issue up to One Million (1,000,000) Units. The Manager may, in its sole discretion, increase the number of authorized Units. No Member shall be entitled to receive certificates representing the Units, and all Units shall be in uncertificated, book-entry form. The Manager shall maintain the Members Schedule set forth on Exhibit A, which shall at all times state the number of Units held by each Member.

5. Share of Profits and Other Items.

(a) The net profits, net losses, and net cash flow upon liquidation of the LLC shall be allocated among the Members according to the number of Units held by each Member in relation to the total number of Units of the LLC outstanding at such time.

(b) Net profits and net losses shall, for both accounting and tax purposes, be net profits and net losses as determined for reporting on the LLC's federal income tax return. For tax purposes, all items of depreciation, gain, loss, deduction or credit shall be determined in accordance with the Code and, except to the extent otherwise required by the Code, allocated to the Members.

(c) James D. Parrish shall be the "partnership representative" of the LLC for purposes of the Code.

(d) Distributions of available cash shall be made to the Members at the times and in the aggregate amounts determined by the Manager. Such distributions shall be paid to the Members pro rata in accordance with their respective Units. Notwithstanding any provision to the contrary contained in this Agreement, the LLC shall not make any distribution to Members if such distribution would violate applicable law.

6. Substitution and Transfer of a Member's Interest. The Members may not sell, assign, give, pledge, hypothecate, encumber or otherwise transfer, including, without limitation, any assignments or transfer by operation of law or by order of court, such Member's Units or otherwise such Member's interest in the LLC or any part thereof, or in all or any part of the assets of the LLC, without the prior written consent of the Manager. Notwithstanding the foregoing, a Member who acquired Units through an offering conducted in compliance with Regulation Crowdfunding under Section 4(a)(6) of the Securities Act of 1933, as amended, whether such Member acquired Units directly or indirectly by conversion of a derivative security convertible into Units, may sell, assign, give, pledge, hypothecate, encumber, or otherwise transfer their Units without the Manager's consent. Any purported sale, assignment, giving, pledge, hypothecation, encumbrance, or otherwise transfer without the Manger's prior written consent shall be null and void and of no effect whatsoever.

7. Admission of Additional Members: Additional Members may be admitted to the LLC if approved by the Manager. New Members approved by the Manager to be admitted as Members of the LLC shall executed a joinder to this Agreement in the form approved by the Manager, and the Manager shall update Exhibit A to add such Member.

8. Termination of Membership: Return of Capital. The Members may not terminate their membership in the LLC or have any right to distributions respecting their membership interest (upon withdrawal or resignation from the LLC or otherwise) except as expressly approved by the Manager.

9. Transactions with Related Parties. The LLC may enter into contracts or transact business (a) with another limited liability company, corporation, association, trust company, organization, or other entity in which a Member or the Manager has an equity interest, financial interests, or other interest (a "**Related Entity**"), and (b) with any one or more of a Related Entity's members, stockholders, partners, principals, directors, officers, or other interest holders (hereafter collectively, "**Related Parties**"). In the absence of fraud, no such contract or transaction shall be invalidated or in any way affected by the fact that the a Member or the Manager of this LLC, or a Related Entity or a Related Party has or may have interests which are, or may be, adverse to the interests of this LLC, even if the vote or action of the Members not having such adverse interest may have been necessary to obligate this LLC upon such contract or transaction.

10. Indemnification of the Member(s), Manager(s), and Agents of LLC.

(a) The LLC shall, to the maximum extent legally permissible, indemnify and hold harmless the Members, the Manager, and all other agents of the LLC (including persons who serve at the LLC's request in any capacity with respect to any employee benefit plan) ("**LLC Indemnitees**") against any and all losses, liabilities, costs, and expenses, including amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and attorneys' fees, reasonably incurred by such LLC Indemnitee in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, in which such LLC Indemnitee may be involved or with which such LLC Indemnitee may be threatened, while in office or thereafter, by reason of such LLC Indemnitee being or having been a Member, Manager, or otherwise agent of the LLC; ***provided, however***, that as to any matter disposed of by a compromise payment by the LLC Indemnitee pursuant to a consent decree or otherwise, no indemnification either for such payment or for any other expenses shall be provided unless (i) such compromise shall be approved by the Manager.

(b) Expenses, including attorneys' fees, reasonably incurred by an LLC Indemnitee in connection with the defense or disposition of any such action, suit or other proceeding shall be paid from time to time by the LLC in advance of the final disposition thereof upon receipt of an undertaking by LLC Indemnitee to repay the amounts so paid to the LLC if it is ultimately determined that indemnification for such expenses is not authorized under this section.

(c) If in an action, suit or proceeding brought by or in the right of the LLC, the LLC Indemnitee is held not liable for monetary damages, whether because such person is relieved of personal liability, the LLC Indemnitee shall be entitled to indemnification for expenses reasonably incurred in the defense, of such action, suit or proceeding.

(d) The right of indemnification hereby provided shall not be exclusive of or affect any other rights to which the LLC Indemnitee may be entitled.

(e) As used in this Section, the term LLC Indemnitee shall include the relevant individual's heirs, temporary and permanent executors, temporary and permanent administrators, temporary and permanent personal representatives, legatees, and devisees.

(f) The LLC may, but shall not be required to, provide indemnification to employees and independent contractors of the LLC with the Manager's consent.

11. Dissolution. The LLC shall be dissolved and its affairs wound up only upon the occurrence of the following events:

(a) An election to dissolve the LLC made by the Initial Members.

(b) The sale, exchange, involuntary conversion, or other disposition or transfer of all or substantially all assets of the LLC.

(c) At the election of the Manager.

12. Miscellaneous.

(a) The Manager shall cause the LLC to keep just and true books of account with respect to the operations of the LLC. Such books shall be maintained at the principal place of business of the LLC, or at such other place as the Manager shall determine, and any Member, and its duly authorized representatives, shall at all reasonable times have access to such books at such Member's expense.

(b) Such books shall be kept on the cash basis method of accounting, or on such other method of accounting as the Manager may from time to time determine, and shall be closed and balanced as of December 31 in each year. The same method of accounting shall be used for both LLC accounting and tax purposes. The fiscal year of the LLC shall be the calendar year.

(c) The Manager shall cause the LLC to maintain one or more accounts in a bank (or banks) which is a member of the F.D.I.C., which accounts shall be used for the payment of the expenditures incurred by the Manager in connection with the business of the LLC, and in which shall be deposited any and all cash receipts. All such amounts shall be and remain the property of the LLC, and shall be received, held and disbursed by the Manager for the purposes specified in this Agreement.

(d) Subject to the restrictions on transfers set forth herein, this Agreement, and each and every provision hereof, shall be binding upon and shall inure to the benefit of the Members, their respective successors, successors-in-title, heirs and assigns, and each and every successor-in-interest to a Member, whether such successor acquires such interest by way of gift, purchase, foreclosure or any other method, shall hold such interest subject to all of the terms and provisions of this Agreement.

(e) No change, modification or amendment of this Agreement shall be valid or binding unless such change, modification or amendment shall be in writing and duly executed by the Manager. The Manager shall have the power and authority to amend this Agreement, at any time and from time to time, in the Manager's sole discretion, without obtaining the consent or vote of the Members.

(f) This Agreement and the rights and obligations of the parties hereunder shall be governed by and interpreted, construed and enforced in accordance with the laws of the State of New Hampshire.

(g) In case any one or more of the provisions or a part of a provision contained in this Agreement shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision or part of a provision of this Agreement, but this Agreement shall be construed as if such invalid or illegal or unenforceable provision or part of a provision had never been contained herein.

(h) Where the context so permits, each of the masculine, feminine, and neuter genders shall be deemed to denote the other two genders, the singular shall be deemed to denote the plural, and the plural shall be deemed to denote the singular.

(i) This Agreement may be executed in a number of counterparts, all of which together shall for all purposes constitute one Agreement, binding on a Member notwithstanding that such Member has not signed the same counterpart.

(j) None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditor of a Member, or any creditor of the LLC other than a Member who is such a creditor of the LLC.

(k) The LLC shall not be required to deliver to a Member copies of the LLC's Certificate of Formation or any amendments thereto or certificates of cancellation thereof.

Signature Page Follows.

IN WITNESS WHEREOF, each Initial Member and the Manager, in their respective capacities, have executed this Agreement as of the date first above written.

Initial Members:

______________________________ James Parrish	Signed by: Andrew Tomarchio 4E813F6114244D7... ______________________________ Andrew Tomarchio
Signed by: Michael Short F2CCD40F0BCB421... ______________________________ Michael Short	Signed by: Kyle Slachta 0BF9A54D72284DC... ______________________________ Kyle Slachta
DocuSigned by: Steven Haddock C138BDB5AA32470... ______________________________ Steven Haddock	Signed by: 39FED2758B7B4BF... ______________________________ Sean Ray
DocuSigned by: 255CB2472DC14E2... ______________________________ Jeremy Salerno	DocuSigned by: Ryan Randall 2204D304375F4F7... ______________________________ Ryan Randall
Signed by: Craig Randall F8230A1BB5154AA... ______________________________ Craig Randall	

Exhibit A
Members' Schedule

Name	Number of Units	Address	Capital Contribution
James Parrish	708,100		
Andrew Tomarchio	95,000		
Michael Short	60,400		
Kyle Slachta	60,000		
Steven Haddock	42,500		
Sean Ray	10,000		
Jeremy Salerno	10,000		
Ryan Randall	9,000		
Craig Randall	5,000		
Total Units:	**1,000,000**		